Filed by A SPAC I Mini Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: A SPAC I Acquisition Corp.

Commission File No.: 001-41285

A SPAC I ACQUISITION CORP.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

FOR

SPECIAL MEETING OF SHAREHOLDERS

On February 14, 2024, A SPAC I Acquisition Corp. (the “ASCA,” “we,” “our” or “us”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus on Form DEFM14A, and A SPAC I Mini Acquisition Corp., a British Virgin Islands business company, filed with the SEC a definitive proxy statement/prospectus pursuant to Rule 424(b)(3) (Registration No. 333- 275208), each for the Special Meeting of Shareholders initially held on March 1, 2024 at 9:00 a.m. ET (the “Definitive Proxy Statement”). ASCA and PubCo are filing this supplement on March 1, 2024, to disclose that at the special meeting, the chairman adjourned the special meeting to March 4, 2024 at 9:00 a.m. ET. The date by which public shareholders may submit redemption requests for their public ordinary shares has not been extended. ASCA will be holding the special adjourned meeting at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://loeb.zoom.us/pac/join/6526144748.

Except as amended and supplemented above, all other information in the Definitive Proxy Statement remains unchanged. The updated disclosures should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. Terms used herein, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement.

Important Notice Regarding Forward-Looking Statements

This supplement contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among PubCo and NewGenIvf and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of ASCA, PubCo and NewGenIvf to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of NewGenIvf, ASCA or PubCo; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of ASCA’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of NewGenIvf, ASCA and PubCo to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in ASCA’s IPO prospectus filed with the SEC and in the Registration Statement on Form F-4 and proxy statement/prospectus that will be filed with the SEC by PubCo in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the PubCo Parties, NewGenIvf, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, ASCA and PubCo have and may file additional relevant materials with the SEC, including the Registration Statement on Form F-4 and a proxy statement/prospectus. The proxy statement/prospectus and a proxy card were mailed to shareholders of ASCA as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. Shareholders are also able to obtain a copy of the Registration Statement on Form F-4 and proxy statement/prospectus without charge from ASCA and PubCo. The Registration Statement on Form F-4 and proxy statement/prospectus may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to ASCA at Level 39, Marina Bay Financial Centre, Tower 2, 10 Marina Boulevard, Singapore 018983. INVESTORS AND SECURITY HOLDERS OF ASCA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT ASCA AND PUBCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASCA, PUBCO, NEWGENIVF AND THE TRANSACTIONS.

Participants in Solicitation

The PubCo, NewGenIvf, certain shareholders of ASCA, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of ASCA ordinary shares in respect of the proposed transaction. Information about ASCA’s directors and executive officers and their ownership of ASCA’s ordinary shares is set forth in ASCA’s Registration Statement on Form S-1 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation are included in the proxy statement/prospectus pertaining to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This supplement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.